LAWRENCE D. HENCHEL, PG (Utah)

Consent and Certificate of Professional
(Qualified Person)

British Columbia Securities Commission	Toronto Stock Exchange
Pacific Centre	The Exchange Tower
12th Floor, 701 West Georgia Street	130 King Street West
Vancouver, British Columbia	Toronto, Ontario
CANADA V7Y 1L2	CANADA M5X 1J2

Attention: Corporate Finance	Attention: Listed Issuer Services

Ontario Securities Commission	Alberta Securities Commission
20 Queen Street West, Suite 1903	Suite 600, 250 – 5th Avenue S.W.
Toronto, Ontario	Calgary, Alberta
CANADA M5H 3S8	CANADA T2P 0R4

Attention: Corporate Finance	Attention: Corporate Finance

Re: Cardero Resource Corp. (the “Issuer”)

I, Lawrence D. Henchel, PG (Utah), of 136 East South Temple, 12th Floor, Salt Lake City, Utah, USA 84111, have prepared and am the author of section 4 – 14 of the technical report entitled “Technical Report, Carbon Creek Coal Property, British Columbia, Canada” dated December 6, 2011 (the “Report”).

1.	I hereby consent to:

(a)

the public filing of the Report on SEDAR and in the public files with the Securities Commissions of British Columbia, Alberta and Ontario and with the Toronto Stock Exchange and the United States Securities and Exchange Commission;

	(b)	the use of and reliance upon the Report for disclosure in the Issuer’s press releases dated December 12, 2011 and January 5, 2012 and related material change reports (the “Disclosures”);

	(c)	the inclusion of extracts from, or a summary of, the Report in the Disclosures; and

	(d)	the use of the Report for any and all required regulatory filings, acceptances or approvals in connection with the mineral property that is the subject of the Report.

2.	I hereby consent to the use of my name “Lawrence D. Henchel” and the name of Norwest Corporation, a corporation of which I am the Vice-President, Geological Services in the Disclosures.

3.	I hereby certify that I have read the Disclosures and that the Disclosures fairly and accurately represent the information contained in the sections of the Report for which I am responsible.

Dated this 5th day of January, 2012

“ORIGINAL SIGNED AND SEALED BY”
________________________________

Lawrence D. Henchel PG (Utah)